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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

FALCONBRIDGE LIMITED
(Name of Subject Company)

Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

XSTRATA CANADA INC.,

an indirect wholly-owned subsidiary of

XSTRATA PLC
(Bidder)

Common Shares
(Title of Class of Securities)

36104100
(CUSIP Number of Class of Securities (if applicable))

Benny S. Levene, Esq.
Chief Legal Counsel
Xstrata plc
Bahnhofstrasse 2
Zug, Ch-6301
Switzerland
+41-14-726-6058
(Name, address (Including ZIP code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:
Gerald D. Shepherd, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500

May 18, 2006
(Date tender offer first published, sent or given to securityholders)

Calculation of Filing Fee*

Transaction Valuation	Amount of Filing Fee
$3,277,937,395	$350,740
*
Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on (i) the offer price of Cdn. $59.00 (U.S. $52.46) per common shares of the subject company and (ii) 62,484,510 common shares which represents the number of common shares estimated to be held by United States holders based on an estimated aggregate of 378,694,000 common shares outstanding on a fully-diluted basis as of March 31, 2006. For purposes of this calculation, Cdn. $1.00 = U.S. $0.8892, which is the inverse of the Federal Reserve Bank of New York's Noon Buying Rate for Canadian dollars on July 10, 2006.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the Date of its filing.

Amount Previously Paid: $315,773	Registration No.: 005-62437 (Falconbridge's Commission File No.)
Filing Party: Xstrata Canada Inc.
Form: Schedule 14D-1F	Dated Filed: May 18, 2006

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.    Home Jurisdiction Documents

(a)   Offer to Purchase and Offer Circular, dated May 18, 2006, including Letter of Transmittal, Notice of Guaranteed
        Delivery and the Letter to Shareholders.(1)

(b)   Notice of Extension, dated July 7, 2006.(2)

(c)   Notice of Variation, dated July 11, 2006, including the Letter to Shareholders.(3)

Item 2.    Informational Legends

(a)   See the inside front cover page of the Offer to Purchase and Offer Circular, dated May 18, 2006.(1)

(b)   See the inside front cover page of the Notice of Extension, dated July 7, 2006. (2)

(c)   See the inside front cover page of the Notice of Variation, dated July 11, 2006.(3)

(1)
Previously filed with Bidders' Schedule 14D-1F (File No. 005-62437) filed May 18, 2006.

(2)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 1) (File No. 005-62437) filed July 7, 2006.

(3)
Filed herewith.

I-1

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror's sole discretion, take such action as the Offeror may deem necessary to extend the Offer to Shareholders in such jurisdiction.

The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed judgment upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

July 11, 2006

NOTICE OF VARIATION
by
XSTRATA CANADA INC.
a wholly-owned indirect subsidiary of

XSTRATA PLC
of its
OFFER TO PURCHASE
all the outstanding common shares
(together with associated rights under the shareholder rights plan) of
FALCONBRIDGE LIMITED
for the increased price of Cdn. $59.00 in cash for each share

Xstrata Canada Inc. (the "Offeror") hereby gives notice that it is varying, amending and supplementing its offer dated May 18, 2006 (the "Original Offer"), as supplemented and amended by the Notice of Extension, dated July 7, 2006 (the "First Extension"), to purchase all of the issued and outstanding common shares of Falconbridge Limited ("Falconbridge") together with the associated rights (the "SRP Rights") issued and outstanding under the shareholder rights plan of Falconbridge (collectively, the "Common Shares"), other than any Common Shares owned directly or indirectly by Xstrata plc ("Xstrata"), and including Common Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, in order to (i) increase the consideration payable under the Offer by Cdn. $6.50 to Cdn. $59.00 cash per Common Share, (ii) remove the condition that 66 2/3% of the Common Shares outstanding (on a fully diluted basis) be deposited and not withdrawn at the Expiry Time, and (iii) extend the expiry time of the Offer to midnight (Vancouver time) on July 21, 2006. The increased Offer represents an increase of approximately 12.4% over the Original Offer. The increased Xstrata offer values the total common share capital of Falconbridge at approximately Cdn. $22.5 billion (approximately U.S.$20.0 billion).

Xstrata's revised offer price represents a premium of 9.6% over the value of the revised offer made by Inco in its competing bid (the "Inco Bid") for Falconbridge Common Shares of Cdn. $53.83 per share, based upon the June 23, 2006 closing price on the Toronto Stock Exchange (the "TSX") of Inco shares, being the trading day before the revised Inco Bid was announced and assuming full pro-ration of the share and cash consideration in accordance with the terms of the Inco Bid.

YOU MUST TENDER YOUR COMMON SHARES ON OR BEFORE
MIDNIGHT (VANCOUVER TIME) ON FRIDAY, JULY 21, 2006
IN ORDER TO HAVE YOUR COMMON SHARES ACQUIRED PURSUANT TO THE OFFER,
UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN.

As previously announced, the U.S. Department of Justice and the Canadian Competition Bureau have completed their respective reviews of the Offer and have not identified any competition issues. Consequently, Xstrata is free to proceed without further U.S. antitrust or Canadian competition review. Xstrata continues to expect that the Offer will not encounter substantive antitrust issues in Europe. Xstrata remains confident that the acquisition of Falconbridge will deliver significant net benefits to Canada and that, accordingly, Xstrata will receive the necessary approval under the Investment Canada Act prior to the Expiry Time.

This notice of variation (this "Notice of Variation") should be read in conjunction with the Original Offer and the accompanying circular dated May 18, 2006 (the "Circular", and, together with the Original Offer, the "Offer and Circular"), and the related Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Offer and Circular, each as amended and supplemented by the First Extension. Unless the context requires otherwise or unless otherwise defined herein or amended hereby, defined terms used in this Notice of Variation have the same meaning as in the Offer and Circular, as amended and supplemented by the First Extension. The term "Offer" means the Original Offer as amended and supplemented by the First Extension and as varied, amended and supplemented by this Notice of Variation.

The Dealer Managers for the Offer are:

In Canada	In the United States

TD Securities Inc. JP Morgan Securities Canada Inc. Deutsche Bank Securities Limited	JP Morgan Securities Inc. Deutsche Bank Securities Inc. TD Securities (USA) LLC

        Shareholders who have validly deposited and not withdrawn their Common Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on yellow paper) that accompanied the Offer and Circular (or a manually signed facsimile thereof) and deposit it, together with the certificates representing their Common Shares and all other required documents, with Kingsdale Shareholder Services Inc. (the "Depositary") at any of the offices set out in the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery described under "Manner of Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Original Offer using the accompanying Notice of Guaranteed Delivery (printed on pink paper) that accompanied the Offer and Circular.

        All payments will be made in Canadian dollars, unless the holder deposits Common Shares and elects to receive payment in U.S. dollars by checking the appropriate box in the Letter of Transmittal, with the amount payable in U.S. dollars being determined based upon the Bank of Canada noon rate of exchange for Canadian dollars to U.S. dollars on the business day immediately preceding the date of delivery of such payment by the Depositary.

        Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

        Questions and requests for assistance may be directed to TD Securities Inc., JP Morgan Securities Canada Inc. or Deutsche Bank Securities Limited (collectively, the "Canadian Dealer Managers"), the Depositary, or in the United States to JP Morgan Securities Inc., Deutsche Bank Securities Inc. or TD Securities (USA) LLC (collectively with the Canadian Dealer Managers, the "Dealer Managers").

        Additional copies of this document, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Dealer Managers, the Depositary, or the Information Agent at their respective addresses shown on the last page of this document and are accessible on Xstrata's website at www.xstrata.com, the Canadian Securities Administrators' website at www.sedar.com ("SEDAR") or the U.S. Securities and Exchange Commission's website at www.sec.gov. These website addresses are provided for informational purposes only and no information contained on, or accessible from, these websites is incorporated by reference herein.

        No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, Xstrata, the Dealer Managers or the Depositary.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        This tender offer is made for the securities of a Canadian issuer and while the Offer is subject to disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with foreign generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

        Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares, or of Falconbridge's related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

        Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 18 of the Circular, "Certain United States Federal Income Tax Considerations".

        The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Ontario, Canada, that Xstrata is incorporated under the laws of England and Wales, that Falconbridge is incorporated under the laws of Ontario, Canada, that the Offeror's and Xstrata's officers and directors and the majority of Falconbridge's directors and officers reside outside the United States, that the Canadian Dealer Managers and some of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of the Offeror, Xstrata, Falconbridge and the other above-mentioned persons are located outside the United States.

ii

NOTICE TO HOLDERS OF OPTIONS AND CONVERTIBLE DEBENTURES

        The Offer is made only for Common Shares and is not made for any options of Falconbridge, convertible debentures, warrants or other rights to acquire Common Shares (other than the associated SRP Rights). Any holder of such options, convertible debentures, warrants or other rights to acquire Common Shares (other than the associated SRP Rights) who wishes to accept the Offer must exercise or convert the options, convertible debentures, warrants or other rights in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer. If any holder of the options to acquire Common Shares under the Falconbridge stock option plan ("Falconbridge Options") does not exercise its options and deposit its Common Shares under the Offer prior to the Expiry Time, its Falconbridge Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, subject to the terms of any subsequent acquisition transaction. See Section 11 of the Circular, "Acquisition of Common Shares not Deposited". If any holder of Falconbridge Convertible Debentures does not convert its Falconbridge Convertible Debentures under the Offer prior to the Expiry Time, the Falconbridge Convertible Debentures will remain outstanding following the Expiry Time in accordance with their terms and conditions subject to the terms of any subsequent acquisition transaction. See Section 11 of the Circular, "Acquisition of Common Shares not Deposited".

CURRENCY

        All dollar references in this Notice of Variation are in Canadian dollars, except where otherwise indicated. On July 10, 2006, the Bank of Canada noon rate of exchange for U.S. dollars was Cdn. $1.00 = U.S. $0.89, and Bank of Canada noon rate of exchange for UK pounds sterling was Cdn. $1.00 = GBP 0.48.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

        Certain information included herein, including any information as to the Offeror's and/or Xstrata's future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitutes "forward-looking statements" and are prospective. Often, but not always, the words "plans", "expects", "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken or will occur or be achieved and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Offeror and/or Xstrata to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

iii

NOTICE OF VARIATION

July 11, 2006

TO: THE SHAREHOLDERS OF FALCONBRIDGE

        By notice to the Depositary and as set forth in this Notice of Variation, the Offeror has varied its Original Offer dated May 18, 2006, as amended and supplemented by the First Extension, to purchase, on the terms and subject to the conditions contained in the Offer and Circular, as amended and supplemented by the First Extension, all of the issued and outstanding Common Shares, other than any Common Shares owned directly or indirectly by Xstrata, and including Common Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, as well as the Letter of Transmittal and Notice of Guaranteed Delivery, in order to (i) increase the consideration payable under the Offer by Cdn. $6.50 to Cdn. $59.00 cash per Common Share, (ii) remove the condition that 66 2/3% of the Common Shares outstanding (on a fully diluted basis) be deposited and not withdrawn at the Expiry Time, and (iii) extend the expiry time of the Offer to midnight (Vancouver time) on July 21, 2006. The increased Offer represents an increase of approximately 12.4% over the Original Offer. The increased Xstrata offer values the total common share capital of Falconbridge at approximately Cdn. $22.5 billion (approximately U.S.$20.0 billion).

        As previously announced, the U.S. Department of Justice and the Canadian Competition Bureau have completed their respective reviews of the Offer and have not identified any competition issues. Consequently, Xstrata is free to proceed without further U.S. antitrust or Canadian competition review. Xstrata continues to expect that the Offer will not encounter substantive antitrust issues in Europe. Xstrata remains confident that the acquisition of Falconbridge will deliver significant net benefits to Canada and that, accordingly, Xstrata will receive the necessary approval under the Investment Canada Act prior to the Expiry Time.

        Except as otherwise set forth in this Notice of Variation, the terms and conditions set forth in the Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery, each as supplemented and amended by the First Extension, continue to be applicable in all respects. This Notice of Variation should be read in conjunction with the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and the First Extension.

        Unless the context requires otherwise or unless otherwise defined herein or amended hereby, defined terms used in this Notice of Variation have the same meaning as in the Offer and Circular, as amended and supplemented by the First Extension. The term "Offer" means the Original Offer as amended and supplemented by the First Extension and as varied, amended and supplemented by this Notice of Variation.

1.     Increase in Price Offered for Common Shares

        The Offeror has varied the Offer by increasing the consideration payable under the Offer by Cdn. $6.50 to Cdn. $59.00 cash per Common Share. All references in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and the First Extension to the consideration offered by the Offeror for each Common Share are hereby amended to reflect the foregoing.

        Xstrata's revised offer price represents a premium of 9.6% over the value of the revised offer made by Inco in its competing bid (the "Inco Bid") for Falconbridge Common Shares of Cdn. $53.83 per share, based upon the June 23, 2006 closing price on the Toronto Stock Exchange (the "TSX") of Inco shares, being the trading day before the revised Inco Bid was announced and assuming full pro-ration of the share and cash consideration in accordance with the terms of the Inco Bid.

        Assuming that all of the conditions to the Offer are satisfied or waived, all Shareholders whose Common Shares are taken up under the Offer, including Shareholders who have already deposited their Common Shares to the Offer, will receive the increased consideration for their Common Shares.

2.     Extension of the Offer

        The Offeror has extended the expiry time of the Offer to midnight (Vancouver time) on Friday, July 21, 2006. Accordingly, the definition of "Expiry Time" in the "Glossary" accompanying the Offer and Circular, as amended by the First Extension, is deleted in its entirety and replaced with the following definition:

  "Expiry Time" means midnight (Vancouver time) on Friday, July 21, 2006, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Original Offer, "Extension, Variation or Change in the Offer";

3.     Amendment of the Minimum Tender Condition

        The Offeror has amended the condition in section 4 of the Offer, "Conditions of the Offer", to delete subparagraph (a)(i), which provided that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that, together with Common Shares held by the Offeror and its affiliates, constitutes at least 66 2/3% of the Common Shares then outstanding (calculated on a fully-diluted basis).

        In connection with the foregoing, the following amendments are also made to the Offer and Circular:

  a)
  the following words are deleted from the second paragraph from the bottom of the cover page: "such number of Common Shares that constitutes, together with Common Shares held by the Offeror and its affiliates, at least 66 2/3% of the Common Shares then outstanding (calculated on a fully-diluted basis), and"; and

  b)
  the following words are deleted from the paragraph under the heading "Conditions of the Offer" on page 4 of the Offer and Circular: "(i) such number of Common Shares which, together with the Common Shares owned by the Offeror and its affiliates, constitutes at least 66 2/3% of the Common Shares on a fully-diluted basis and (ii)".

        The foregoing amendments do not affect the condition that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time at least a majority of the Common Shares then outstanding (calculated on a fully-diluted basis), the votes attached to which would be included in the minority approval of a second step business combination or going private transaction pursuant to Rule 61-501 and Regulation Q-27.

4.     Source of Funds

        The first sentence of the first paragraph of Section 7 of the Circular, "Source of Funds" (found at page 34 of the Offer and Circular), is deleted and replaced by the following:

  The Offeror estimates that, if it acquires all of the Common Shares (other than the Common Shares owned directly or indirectly by Xstrata), the total amount of cash required for the purchase of the Common Shares will be approximately Cdn. $18.1 billion.

1

        The first sentence of the second paragraph of Section 7 of the Circular, "Source of Funds" (found at page 34 of the Offer and Circular), is deleted and replaced by the following:

  Xstrata will satisfy or arrange for the satisfaction of such funding requirements through committed financing of U.S. $18.0 billion, which is currently undrawn, and cash on hand.

        On May 22, 2006, certain private placements of Xstrata's ordinary shares closed raising gross proceeds of approximately U.S.$2.478 billion. Xstrata used the net proceeds of such offerings to repay certain of its existing bank debt (including bank debt incurred in connection with Xstrata's acquisitions of Common Shares in 2005) that Xstrata had initially intended to refinance by using a portion of the available debt under the Committed Financing Arrangements. Because such indebtedness has been refinanced with the proceeds of such sale of Xstrata's ordinary shares, Xstrata did not expect to need to access the entire amount of indebtedness that had originally been made available under the Committed Financing Arrangements. Accordingly, Xstrata and the banks party thereto amended the Acquisition Facilities Underwriting Letter on June 12, 2006 to, among other things, reduce the Debt Bridge Facility from U.S.$3.5 billion to U.S.$2.5 billion.

        On June 30, 2006, the parties to the Acquisition Facilities Underwriting Letter entered into a Sub-Underwriting Letter Agreement with several new underwriters as an international syndicate of banks to provide facilities on the terms and conditions of the Acquisition Facilities Agreement and pursuant to which the underwriters committed severally (in the proportion set out in such letter) to underwrite such facilities.

5.     Recent Developments

Recent Developments Concerning the Teck Bid

        On July 7, 2006, Teck Cominco announced that it had received notice of non-opposition from the EC competition authority with respect to the Teck Bid for Inco and that Teck Cominco had therefore received all necessary antitrust clearances for the Teck Bid to proceed.

6.     Time for Acceptance

        The Offer is now open for acceptance until midnight (Vancouver time) on Friday, July 21, 2006.

7.     Manner of Acceptance

        Common Shares may be deposited to the Offer in accordance with the provisions of Section 3 of the Original Offer, "Manner of Acceptance".

8.     Take Up of and Payment for Deposited Common Shares

        If all conditions referred to in Section 4 of the Original Offer, "Conditions of the Offer", have been fulfilled or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn not later than 10 days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible, and in any event not later than three business days after they are taken up. Any Common Shares deposited pursuant to the Offer after the first date on which Common Shares have been taken up and paid for by the Offeror will be taken up and paid for not later than 10 days after such deposit.

        Shareholders are referred to Section 6 of the Original Offer, "Take Up of and Payment for Deposited Common Shares", for details as to the take up of and payment for Common Shares under the Offer.

9.     Right to Withdraw Deposited Common Shares

        Except as otherwise stated herein or in Section 8 of the Original Offer, "Withdrawal of Deposited Common Shares", all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

  (a)
  at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer;

  (b)
  if the Common Shares have not been paid for by the Offeror within three business days after having been taken up; or

  (c)
  at any time before the expiration of 10 days from the date upon which either:

  (i)
  a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than 10 days, or a variation consisting solely of a waiver of a condition of the Offer),

2

    is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice.

        Withdrawals may not be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Original Offer, "Manner of Acceptance".

        Shareholders are referred to Section 8 of the Original Offer, "Withdrawal of Deposited Common Shares", for a description of the procedures for exercising the right to withdraw Common Shares deposited under the Offer.

10.   Offerees' Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

11.   Variations to the Offer

        The Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and the First Extension shall be read together with this Notice of Variation in order to give effect to the variations in the terms and conditions of the Offer and the changes in information to the Offer and Circular, as amended and supplemented by the First Extension, set forth in this Notice of Variation.

12.   Directors' Approval

        The contents of this Notice of Variation have been approved, and the sending thereof to the securityholders of Falconbridge has been authorized, by the board of directors of the Offeror and Xstrata.

3

CERTIFICATE OF XSTRATA CANADA INC.

        The foregoing, together with the Offer and Circular and the First Extension, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing, together with the Offer and Circular and the First Extension, does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: July 11, 2006

(signed) Charles Rex Sartain CHARLES REX SARTAIN Chief Executive Officer	(signed) Louis Oliver Forbes Irvine LOUIS OLIVER FORBES IRVINE Chief Financial Officer
On behalf of the Board of Directors
(signed) Benny Steven Levene BENNY STEVEN LEVENE Director	(signed) William Michael Ainley WILLIAM MICHAEL AINLEY Director

C-1

CERTIFICATE OF XSTRATA PLC

        The foregoing, together with the Offer and Circular and the First Extension, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Offer and Circular and the First Extension, does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: July 11, 2006

(signed) Michael Lawrence Davis MICHAEL LAWRENCE DAVIS Chief Executive Officer	(signed) Trevor Lawrence Reid TREVOR LAWRENCE REID Chief Financial Officer
On behalf of the Board of Directors
(signed) Ivan Glasenberg IVAN GLASENBERG Director	(signed) Santiago Zaldumbide SANTIAGO ZALDUMBIDE Director

C-2

The Depositary and Information Agent for the Offer is:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-866-639-7993

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
contactus@kingsdaleshareholder.com
Outside North America, Banks and Brokers Call Collect: 416-867-2272

The Dealer Managers for the Offer are:

In Canada	In the United States

TD Securities Inc. 66 Wellington Street West TD Bank Tower, 8th Floor Toronto, Ontario M5K 1A2 Telephone: (416) 982-4594	JP Morgan Securities Inc. 277 Park Avenue New York, NY 10172 Telephone: (212) 270-6000

JP Morgan Securities Canada Inc. Royal Bank Plaza Toronto, ON M5J 2J2 Telephone: (416) 981-9200	Deutsche Bank Securities Inc. 60 Wall Street, 45th Floor New York, NY 10005 Telephone: (212) 250-6022

Deutsche Bank Securities Limited 222 Bay Street Suite 1100 Toronto, ON M5K 1E7 Telephone: (212) 250-6022	TD Securities (USA) LLC 31 West 52nd Street, 20th Floor New York, New York 10019 Telephone: (212) 827-7316

Any questions or requests for assistance may be directed to the Dealer Managers, the Depositary or the Information Agent. Requests for additional copies of this document, the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery or the First Extension may be directed to the Depositary or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

7

July 11, 2006
Dear Falconbridge Shareholder:

        On behalf of the Board of Directors and management of Xstrata plc ("Xstrata") and its wholly-owned indirect subsidiary, Xstrata Canada Inc. (the "Offeror"), I am pleased to send you our increased offer to purchase common shares of Falconbridge Limited for Cdn. $59.00 cash per share (the "Increased Offer"), an increase of Cdn. $6.50 cash per share, or approximately 12.4%, over our original offer. Our offer is for the Falconbridge common shares, together with the associated rights (the "SRP Rights") issued and outstanding under the shareholder rights plan of Falconbridge (collectively, the "Common Shares"), other than any Common Shares owned directly or indirectly by Xstrata, and including Common Shares that may become issued and outstanding after the date of our original offer on May 18, 2006 upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares. The expiry time for the offer is now midnight (Vancouver time) on Friday, July 21, 2006 (the "Expiry Time").

        The Increased Offer values the total common share capital of Falconbridge at approximately Cdn. $22.5 billion (approximately U.S. $20.0 billion). We believe the Increased Offer presents an attractive opportunity for you to realize full value for your shares on a secure, all-cash basis. The Increased Offer represents a premium of 9.6% over the value of the revised offer made by Inco in its competing bid for Falconbridge of C$53.83, based upon the 23 June 2006 closing price on the Toronto Stock Exchange of Inco shares, being the trading day before the revised Inco offer was announced and assuming full pro-ration of the share and cash consideration in accordance with the terms of Inco's offer.

        Xstrata has revised the minimum tender condition of its offer to delete the portion of the condition that requires acceptances from at least 66 2/3% of the outstanding Falconbridge common shares including the common shares held by Xstrata and its affiliates. In keeping with its consistently stated interest in acquiring 100% of Falconbridge, Xstrata's offer is subject to the minimum tender condition that at the expiry time Xstrata shall have received acceptances from at least a majority of the Falconbridge common shares then outstanding, the votes attached to which would be included in the minority approval of a second step business combination or going private transaction (or a majority of the approximately 80.2% of the outstanding Falconbridge shares that Xstrata does not already own). Consistent with the recent ruling of the Ontario Securities Commission and the fact that the Falconbridge Shareholder Rights Plan still remains in place, Xstrata is only able to take up shares tendered to its offer from the earlier of July 28, 2006 or the date on which a majority of the 80.2% of Falconbridge shares Xstrata does not already own are tendered to its offer provided that Xstrata has received Investment Canada Act approval by then.

        As previously announced, the U.S. Department of Justice and the Canadian Competition Bureau have completed their respective reviews of our offer and have not identified any competition issues. Consequently, we are free to proceed without further U.S. antitrust or Canadian competition review. We continue to expect that our offer will not encounter substantive antitrust issues in Europe. We remain confident that the acquisition of Falconbridge will deliver significant net benefits to Canada and that, accordingly, we will receive the necessary approval under the Investment Canada Act prior to the Expiry Time.

        Enclosed in this package you will find a Notice of Variation relating to the Increased Offer. Detailed instructions for depositing your Common Shares are included in the Original Circular. You can use the Letter of Transmittal or the Notice of Guaranteed Delivery that accompanied the Original Circular to accept the Increased Offer. If you have already deposited your Common Shares into our offer, you need not take any further action.

        Our increased offer price for Falconbridge underlines our belief that the combination of Xstrata and Falconbridge represents an excellent opportunity to create an outstanding global mining company, ideally positioned to create further value for all stakeholders through active involvement in the ongoing consolidation of our industry.

        Our increased all-cash offer of Cdn. $59.00 per share presents Falconbridge shareholders with a guaranteed cash premium for their shares. Compared with the uncertainty and fluctuating value of Inco's shares and cash offer, which is dependent on the promise of a potential future transaction with Phelps Dodge and the inherent uncertainties over the closing of that transaction, we believe that Falconbridge shareholders will welcome Xstrata's increased all-cash offer as the best deal on the table.

        If you have already deposited your Common Shares to the Inco Bid, you may withdraw your Common Shares in accordance with the terms of the Inco Bid and deposit them into our Increased Offer. Please note that the expiry time for the Inco Bid is 8:00 p.m. (Toronto time) on Thursday, July 13, 2006, at which time Inco may be in a position to take up your Common Shares if the conditions to the Inco Bid have been satisfied by Inco, in which case you would no longer have a right to withdraw your Common Shares from the Inco Bid and you would not be able to obtain the benefit of our superior offer.

        If you have any questions as to how to tender your shares, please contact Kingsdale Shareholder Services Inc. at toll-free in North America 1-866-639-7993 or outside North America call collect (416) 867-2272.

Yours truly,

(signed) M.L. Davis

M.L. Davis
Chief Executive Officer

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PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

        The following exhibits have been filed as part of this Schedule.

EXHIBIT NUMBER	DESCRIPTION
1.1	Summary Newspaper advertisement, dated May 18, 2006(1)
1.2	Early Warning Report, dated May 17, 2006, filed by 1184760 Alberta Ltd., a wholly-owned subsidiary of Xstrata plc ("Xstrata Alberta")(1)
1.3	Report of a Take-Over Bid (Quebec), dated May 18, 2006, filed by Xstrata Canada Inc., a wholly-owned subsidiary of Xstrata plc(1)
1.4	Early Warning Report, dated July 7, 2006, filed by Xstrata Alberta(2)
1.5	Early Warning Report, dated July 11, 2006, filed by Xstrata Alberta(3)
2.1	The opinion of TD Securities Inc., dated March 8, 2005, concerning the valuation of common shares of Falconbridge Limited prior to the amalgamation of Noranda Inc. and Falconbridge Limited on June 30, 2005(1)

(1)
Previously filed with Bidders' Schedule 14D-1F (File No. 005-62437) filed May 18, 2006.

(2)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 1) (File No. 005-62437) filed July 7, 2006.

(3)
Filed herewith.

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PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.     Undertakings

a.
Xstrata plc and Xstrata Canada Inc. undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

b.
Xstrata plc and Xstrata Canada Inc. undertake to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.     Consent to Service of Process

(a)
On May 18, 2006, each of the Bidders filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)
Any change to the name or address of a registrants' agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrants.

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PART IV
SIGNATURES

        By signing this Schedule, Xstrata Canada Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 2 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Xstrata Canada Inc.'s designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

XSTRATA CANADA INC.
Date: July 11, 2006
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: President and Secretary

IV-1

        By signing this Schedule, Xstrata plc consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 2 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Xstrata plc's designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

XSTRATA PLC
Date: July 11, 2006
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: Chief Legal Counsel

IV-2

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PART I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
NOTICE TO HOLDERS OF OPTIONS AND CONVERTIBLE DEBENTURES
CURRENCY
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
NOTICE OF VARIATION
CERTIFICATE OF XSTRATA CANADA INC.
CERTIFICATE OF XSTRATA PLC
PART II INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
PART IV SIGNATURES